Mail Stop 4561

	July 17, 2007

Joseph W. Saunders
Chief Executive Officer and Chairman of the Board of Directors
Visa Inc.
P.O. Box 8999
San Francisco, California 94128-8999

Re:	Visa Inc.
	Registration Statement on Form S-4
      Filed June 22, 2007
      File No. 333-143966

Dear Mr. Saunders:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please confirm that you will file with the Commission all materials used to aid in the solicitation of proxies. Please provide us with copies of these materials and indicate the date they were first used. Please provide us with a form of the proxy card.

2. Please provide us with copies of the "board books" or similar documentation provided to the boards and management in connection with the proposed restructuring. Such materials should include all presentations made by the financial advisors.

3. Please file consents from each financial advisor with respect to the fairness opinions included in the registration statement.

4. Please advise us how you calculated that 557,982,489 shares of Class USA common stock should be registered. We note that pursuant to the VI LLC reallocation and merger 127,800,553 class USA shares will be issued and pursuant to the VISA USA merger 426,390,481 class
USA shares will be issued. Please advise us why 3,791,455 additional class USA shares are being registered.

5. Please advise us whether you intend to register the Visa
International merger transaction and, if not, what exemption from the
1933 Act you intend to rely upon. Please clarify in your analysis which entity is the issuer in this transaction.

6. Please provide an analysis regarding the 1933 Act registration implications of the true-up transaction.

7. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectuses.

Q & A, page iii

8. Please include in this section or on the summary a structure chart of the post-restructuring company.

9. Please briefly describe Inovant LLC where first referenced.

Q: What are the reasons for the restructuring, page iii

10. Please briefly describe why the new structure will enable you to accomplish the stated goals better than the current structure.

Q: If I am a member in one..., page iv

11. Please briefly describe the significance of the term
"transitory
LLC."

Q: What proposals are the members of Visa International..., page xi

12. Please disclose that in lieu of a meeting, action by Visa
International and Visa USA will be taken by written consent.
Please
disclose the date by which written consents must be received.
Refer
to Item 1 of Schedule 14A.

Summary, page 1

13. Please eliminate repetitive disclosures in the summary and Q&A.

Our retrospective responsibility plan..., page 20

14. Please include a separate risk factor dedicated to the litigation dilution risk of the Class B shares.

We have granted to Visa Europe..., page 23

15. In order to describe the scope of the liquidity risk of the put option, please provide an estimate or a range of the amount you would have to pay for the Visa Europe shares. If this is impracticable, please advise us why.

Purpose of the General Meeting, page 35

16. Please provide brief descriptions of the bylaw amendments and the applications for Supplementary Letters Patent.

Global Discussions Begin, page 38

17. Please describe the reasons why the board, at the February 21, 2006 meeting, believed the current association model would not meet the needs of the current and future business environment.

Development of the Transaction Documents and Approval, page 45

18. Please disclose whether or not the various fairness opinions considered the potential litigation liability and the agreements with respect thereto of each Visa entity. Please also clarify this point in your description of the fairness opinions.

19. We note that Dundee Securities was retained in January 2006 but first made a board presentation in May 31, 2007. Please confirm that
Dundee Securities had not previously made a presentation or provided any analysis to the board prior to this meeting.

20. Please provide additional disclosure regarding the "four considerations" referenced in your description of the June 7, 2007 Visa Canada meeting.

Opinion of Visa International`s Financial Advisor, page 52

21. Please disclose why Lehman identified financial exchanges, like
ICE and NYMEX, as comparable companies.

Visa Canada Restructuring, page 90

22. Please revise your description of the Canada restructuring to clarify the distinction between the share exchange for 22,034,685 shares and the subsequent merger. It may not be clear to a member why a two-step transaction is necessary.

Inovant US Holdco Merger, page 91

23. We note that VESI will deliver to Visa Inc. all LLC interests it holds in Inovant. Since Inovant appears to be a corporation, please advise us how there are LLC interests outstanding.

True-Up of Merger Consideration

24. Please disclose when the true-up conversion will occur.

Equity Allocation to Members..., page 94

25. Please disclose what happens to membership interests of ineligible persons.

Unaudited Pro Forma Condensed Combined Financial Information

2. Visa Canada Consolidated Financial Statements, page 117

26. Tell us whether the exchange rate used to convert the
statements
of operations of Visa Canada for the six months ended March 31,
2007
and the year ended September 30, 2006 from Canadian dollars to US dollars differed from the rate used to convert the March 31, 2007 balance sheet. To the extent the exchange rates used differed, tell us how you considered the need to disclose all exchange rates used to calculate the translation adjustments.

3. Visa Europe Transaction, page 120

27. We note that for purposes of calculating your pro-forma earnings per share, you have assumed that you will not file an initial registration statement of Form S-1 in connection with an initial public offering of common stock. Furthermore, we note that for purposes of calculating the below market value liability related to certain trademark and technology license agreements with Visa Europe that you have assumed that you will file an initial registration statement. Explain to us how you determined is was appropriate to assume you would file a registration statement related to an initial public offering in one instance, but that you would not in the other.
Additionally, tell us what impact assuming you would not file a registration statement would have on the calculation of the value of your trademark and technology license agreements.

6. Combination and Pro Forma Adjustments

Combination Adjustments - A, page 124

28. Tell us in greater detail the reclassification adjustments required to conform the presentations of Visa USA, Visa
International
and Visa Canada. Explain to us how you determined that it would not be necessary to include a description of each these adjustments in your disclosure.

Combination Adjustments - B, page 124

29. Tell us in greater detail the adjustments required to eliminate the effects of transactions and cross-ownership among and between Visa U.S.A, Visa International and Visa Canada. Explain to us how you determined that it would not be necessary to include a description of each of these adjustments in your disclosure.

Combination Adjustments - D, page 125

30. Explain to us the rationale for transferring certain investments held by Visa International from the trading securities category to available for sale.

Business of Visa Inc., page 133

31. In the initial paragraph, please clarify your reference to the term "customers."

Transaction Processing Services, page 136

32. Please clarify the differences between the "acquirer" bank and the "issuer" bank.

Settlement, page 137

33. Please disclose who processes your domestic transactions outside the U.S.

Department of Justice Antitrust Case..., page 154

34. Please briefly describe bylaw 2.10(e).

Settlement risk guarantee, page 185

35. Please tell us and disclose the reasons for the reduction of the settlement risk guarantee obligation in fiscal year 2005 as opposed to previous years. Management currently discloses that it had completed sufficient economic cycles, loss events and economic incidents to utilize the updated loss factors. Within your response, please tell us how many economic cycle had passed between noticing the trend and adjusting the assumptions, the historic and assumed loss factors over the same period, an explanation for the differences between the two loss factors for the periods presented, and what is meant by economic incidents.

Related Party Transactions, page 200

36. Please disclose your members that are lenders on your credit facilities.

Contractual Obligations, page 200

37. Please tell us why you have excluded volume and support incentives from your table of contractual obligations or revise your table to include these obligations.

Critical Accounting Estimates

Revenue Recognition, page 201

38. Please disclose whether there have been any material differences between estimated amount of card, volume and support incentives recorded and the actual performance. Please make similar changes to the appropriate sections of Visa U.S.A.

Settlement Risk Guarantee, page 203

39. Please quantify the significant assumptions used to determine management`s estimated. Specifically disclose the estimated probability of failure by each member, average settlement exposures, average number of days to settle and historical losses. Please disclosure any significant changes in the assumptions used by management and the reasons for the change. Lastly please provide a sensitivity analysis of these assumptions which quantifies the effects of reasonable likely changes in those assumptions. Please make similar changes to the appropriate sections of Visa U.S.A and Visa Canada.

Pension, page 204

40. It appears that management relies on the advice and expertise of actuarial consultants in determining the critical assumptions used in your pension postretirement estimation process. These actuarial consultants appear to be experts. As such, please name the actuarial consultants and provide the proper consents. Please make similar changes and provide similar consents for actuarial consultants used by Visa U.S.A and Visa Canada.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations of Visa U.S.A

Overview, page 213

41. Explain to us how your non-GAAP measures "Adjusted Operating Revenues" and "Adjusted Operating Income" as well as your non-GAAP measure of "Operating Expenses (Non-GAAP)" disclosed on page 218, comply with the provisions of Item 10(e) of Regulation S-K. To the extent these measures adjust GAAP measures for recurring items explain to us how you have met all of the disclosure requirements of question eight of the Frequently Asked Questions Regarding the Use of
Non-GAAP Financial Measures.

Related Parties, page 234

42. Please disclose your two 10% customers.

Related Party Transactions, page 257

43. Please disclose the three members responsible for 10% or more of revenues.

Management Following the Restructuring, page 262

44. Please update your management section, including for the recent appointment of Hans Morris.

Compensation Discussion and Analysis, page 265

45. Please disclose whether the incentive plans of Visa USA and VISA
International will continue after the restructuring.

Grants of Plan-Based Awards, page 268

46. We note that the Visa USA and Visa International incentive plans adjust awards based on corporate performance. Please include disclosure regarding these performance goals. If you believe such disclosure would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b), please tell us why. To the extent that it is appropriate to omit specific goals, discuss how difficult it will be for the named executives or how likely it will be for the companies to achieve the target goals. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Employment Arrangements, page 272

47. Please disclose the performance measures that will be used to determine the annual bonus and the long-term bonus of Mr.
Saunders.
Please include additional disclosure regarding how these bonus amounts were determined.

Potential Payments on Termination of Change -in-Control, page 274

48. Please disclose whether the change of control provisions disclosed will be triggered by this restructuring.

Quantification of Termination Payments and Benefits, page 277

49. Please quantify the payments actually made in connection with the resignation of Mr. Coghlan.

Certain Relationships and Related Party Transactions, page 286

50. Please include the disclosure required by Item 404(b) of Regulation S-K.

Financial Statements

Visa Inc.

Notes to Consolidated Financial Statements

4. Global Restructuring Agreement

Put-Call Option Agreement on Visa Europe Shares, page F-6

51. Please disclose the fair market value of the put option as of June 19, 2007.

Visa International and Subsidiaries

Consolidated Statements of Operations, page F-10

52. Please tell us why you have not presented the volume and support agreements as a separate line item with operating revenues.

Note 2 - Significant Accounting Policies

Revenue recognition, page F-16

53. We note that service fees recorded for the quarter are estimated based on prior quarter results. Explain to us the Company`s policy for adjusting service fees for actual results after quarter end. In your response, tell us when actual results are normally received by the Company from its members. Additionally, tell us the amount by which your quarterly estimate differed from actual results for each period presented in your filing.

Note 4 - Incorporation of EU Region

54. Explain to us how you determined that the operations of Visa
Europe should not be classified as discontinued operations for all periods presented. Reference is made to paragraphs 41 through 44 of
SFAS 144.

Note 14- Retirement and Other Employee Benefit Plans

United Kingdom Plans, page F-38

55. Please tell us and disclose any ramifications of the actual allocation of pension plan`s assets outside of the minimum and maximum permissible range.

Visa U.S.A. Inc. and Subsidiaries

Note 2 - Significant Accounting Policies

Facilities, Equipment, and Software, page F-90

56. Explain to us the Company`s basis in GAAP for capitalizing software costs related to internally developed software once costs incurred exceed $1 million. Tell us how you applied the guidance in paragraphs 19 through 30 of SOP 98-1 in arriving at a $1 million threshold for capitalization.

Volume and Support Agreements, page F-91

57. Explain to us your basis in GAAP for capitalizing costs incurred related to your Volume and Support Agreements. Additionally, explain to us your rationale for classifying the amortization of these amounts as a reduction to revenue and whether there have been any material adjustments upon review of the accruals.


58. Tell us whether Visa International or Visa Canada have entered into similar volume and support agreements. To the extent that they have, explain to us how these agreements have been accounted for by each entity.

Operating leases, page F-92

59. Tell us whether you record rent expense related to lease agreement which contain escalation clauses on a straight line basis.

Note 3 - Cumulative Effect of Change in Adoption of Accounting
Principle

Volume and Support Agreements, page F-95

60. Explain to us how you determined that it would be preferable to record amortization of volume and support agreements over the contract term of the agreement rather than the shorter of the contract term or the estimated life of the underlying term. Additionally, explain to us the impact the change in estimate has had on your financial statements.

Note 4 - Inovant, Inc. and Inovant LLC, page F-95

61. Explain to us how you determined it would be appropriate to record the loss incurred on the sale of a minority interest in Inovant LLC as an adjustment to your litigation provision.

Part II

Undertakings

62. Please include the undertakings required by Item 512(a)(5) and
(6) of Regulation S-K.

Exhibits

63. We note from the exhibit index that you have filed a confidential treatment request; however it is not clear for which exhibit.
Please
clarify. In addition, please provide us a copy of the complete confidential treatment request that was filed with the Commission.

64. Please file a copy of your legality and tax opinion or provide us
with a draft, so that we have an opportunity to review it. Please also file any material agreements required to be filed under Item
601
of Regulation S-K.

* * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Bob Telewicz at 202-551-3438 or Kevin Woody, Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters.
Please contact Michael McTiernan at 202-551-3852 or me at 202-551-3495 with any other questions.

Sincerely,


Elaine Wolff
Branch Chief

cc:	Kevin Keogh, Esq. (via facsimile)
Joseph W. Saunders
Visa Inc.
July 17, 2007
Page 1